Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS

Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:

	For the Three Months Ended December 25,		For the Fiscal Year Ended September 25,
	2008	2007	2008	2007	2006	2005	2004
Earnings
Income (loss) before income taxes	$(1,628,864)	$(370,244)	$(11,438,560)	$274,973	$804,078	$737,577	$(638,918)
Fixed charges	$2,166,817	$2,309,159	$9,258,423	$8,984,147	$8,350,723	$7,311,352	$6,616,945

Earnings	$537,953	$1,938,915	$(2,180,137)	$9,259,120	$9,154,801	$8,048,929	$5,978,027

Fixed charges
Interest expense	$1,917,223	$2,065,513	$8,275,310	$8,025,969	$7,349,884	$6,354,744	$5,848,428
Estimated interest within rental expense	$249,594	243,646	$983,113	$958,178	$1,000,839	$956,608	$768,517

Fixed charges	$2,166,817	$2,309,159	$9,258,423	$8,984,147	$8,350,723	$7,311,352	$6,616,945

Ratio of earnings to fixed charges	(1)	(1)	(1)	1.03	1.10	1.10	(1)

(1)	Calculation results in a deficiency in the ratio (i.e. less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $1,628,864 for the three months ended December 25, 2008, $370,244 for the three months ended December 25, 2007, $11,438,560 for the year ended September 25, 2008, and $638,918 for the year ended September 25, 2004.